INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2008
(Expressed in Canadian Dollars, except where noted)

The accompanying unaudited consolidated interim financial statements for the period ended September 30, 2008, have been prepared by management and approved by the Audit Committee and Board of Directors; these consolidated interim financial statements have not been reviewed by the Company’s independent auditors.

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401
Telephone: 303.278.8464 Facsimile: 303.278.8464 Toll Free: 1.877.692.8182 email: atna@atna.com www.atna.com

INDEX TO
FINANCIAL STATEMENTS

Financial Statements

The following unaudited consolidated financial statements have been prepared by Atna Resources Ltd. (the “Company") pursuant to Canadian generally accepted accounting principals. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such Canadian rules and regulations. The accounting policies used to prepare these consolidated financial statements are consistent in application with those described in the latest annual consolidated financial statements dated December 31, 2007, expect as described in Note 3. The consolidated financial statements have been prepared in Canadian dollars, except for certain footnote disclosures that are reported in United States dollars (“USD” or “US$”).

These consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company's Consolidated Financial Statements for the year ended December 31, 2007.

Consolidated Balance Sheets	Page 2

Consolidated Statements of Operations	Page 3

Consolidated Statement of Changes in Shareholders’ Equity	Page 4

Consolidated Statements of Cash Flows	Pages 5-6

Notes to Interim Consolidated Financial Statements	Pages 7-23

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

		Restated
	September 30,	December 31,
	2008	2007
ASSETS
Current assets
Cash and cash equivalents	$24,088,000	$3,516,800
Short term trading investments	392,800	7,040,700
Market securities available for sale	151,000	487,000
Accounts receivable	98,200	159,000
Metal inventories	21,900	-
Prepaids and other current assets	1,121,900	63,000
Total current assets	25,873,800	11,266,500

Non-current assets
Property, plant and mine development, net	40,526,200	1,399,300
Restricted cash	3,908,300	67,100
Other noncurrent assets	23,200	-
Deferred acquisition costs	-	754,800
Total assets	$70,331,500	$13,487,700

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$1,423,600	$695,800
Asset retirement obligations	1,097,000	-
Payroll liabilities	112,300	-
Legal settlement accrual	214,100	-
Other current liabilities	92,100	-
Total current liabilities	2,939,100	695,800

Non-current liabilities
Notes payable	856,500	-
Capital leases	13,300	-
Asset retirement obligations	3,163,000	379,700
Future income taxes	2,113,100	-
Total liabilities	9,085,000	1,075,500

Shareholders' equity
Share capital	91,960,800	61,217,300
Contributed surplus	2,408,200	2,295,600
Accumulated other comprehensive gain (loss)	909,800	(223,400)
Retained deficit	(34,032,300)	(50,877,300)
Total shareholders' equity	61,246,500	12,412,200
Total liabilities and shareholders' equity	$70,331,500	$13,487,700

Nature of operations and liquidity (Note 1)
Commitments and contingencies (Note 12)
Subsequent events (Note 21)

On behalf of the Board of Directors:

/s/ David K. Fagin	/s/ David H. Watkins
David K. Fagin, Independent Director	David H. Watkins, Chairman

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended Sep. 30,		Nine months ended Sep. 30,
		Restated		Restated
	2008	2007	2008	2007
REVENUE
Sales	$-	$-	$156,800	$-
EXPENSES (GAINS)
Cost of sales	-	-	150,000	-
Depreciation, depletion and amortization	34,200	30,000	93,500	86,300
General and administrative	1,068,800	317,500	3,222,800	1,487,400
Exploration	118,300	442,400	474,100	787,400
Accretion expense	110,600	-	250,700	-
Gain on asset disposals	(20,932,100)	(21,700)	(21,002,400)	(21,700)
Write down of assets	-	187,800	-	511,000
	(19,600,200)	956,000	(16,811,300)	2,850,400
Operating gain (loss)	19,600,200	(956,000)	16,968,100	(2,850,400)
OTHER INCOME (EXPENSE)
Interest income	72,300	123,800	258,000	399,300
Interest expense	(15,800)	-	(35,900)	-
Gain on sale of short term investments	3,300	-	25,700	-
(Loss) gain on sale of marketable securities	-	(11,800)	-	26,500
Unrealized gain on short term investments	16,000	-	19,800	-
Loss on foreign exchange	(376,400)	(112,900)	(390,700)	(155,300)
	(300,600)	(900)	(123,100)	270,500
Net gain (loss)	19,299,600	(956,900)	16,845,000	(2,579,900)
Other comprehensive (loss) gain	(82,500)	51,500	(336,000)	(345,800)
Comprehensive gain (loss)	19,217,100	(905,400)	16,509,000	(2,925,700)
Earnings Per Share:
Basic gain (loss) per share	$0.23	$(0.01)	$0.22	$(0.04)
Diluted gain (loss) per share	$0.23	$(0.01)	$0.22	$(0.04)
Basic weighted-average shares outstanding	83,291,100	64,676,800	77,781,900	64,541,400
Effect of Dilutive Securities:
Stock options	1,000	-	80,400	-
Convertible Debentures	191,300	-	-	-
Warrants	-	-	-	-
Diluted weighted-average shares outstanding	83,483,400	64,676,800	77,862,300	64,541,400

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(Unaudited)

					Accumulated
	Share Capital				Other	Total
	Number of			Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Income	Equity
Balances, January 1, 2008	64,722,588	$61,217,300	$(50,877,300)	$2,295,600	$(223,400)	$12,412,200
Exercise of stock options	850,000	766,800	-	(248,000)	-	518,800
Issuance for merger	17,114,237	29,480,000	-	-	-	29,480,000
Issuance for property purchase	604,308	496,700				496,700
Share-based compensation	-	-	-	360,600	-	360,600
Unrealized loss on available for sale securities	-	-	-	-	(336,000)	(336,000)
Foreign exchange gain	-	-	-	-	1,469,200	1,469,200
Net gain	-	-	16,845,000	-	-	16,845,000

Balances, September 30, 2008	83,291,133	$91,960,800	$(34,032,300)	$2,408,200	$909,800	$61,246,500

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended Sep. 30,		Nine months ended Sep. 30,
		Restated		Restated
	2008	2007	2008	2007
Cash flows from operating activities:
Net gain (loss)	$19,299,600	$(956,900)	$16,845,000	$(2,579,900)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion and amortization	34,200	30,000	93,500	86,300
Account receivable write off	-	187,800	-	187,800
Gain on sale of short term investments	(3,300)	-	(25,700)	-
Loss (gain) on sale of marketable securities	-	11,800	-	(26,500)
Gain on asset disposals	(20,932,100)	(21,700)	(21,002,400)	(21,700)
Foreign exchange loss	376,400	-	390,700
Share based compensation expense	(11,700)	68,500	360,600	523,800
Unrealized loss on short term investments	16,000	-	19,800	-
Accretion of asset retirement obligation	110,600	-	250,700	-
Changes in operating assets and liabilities:
Decrease in accounts receivable	5,700	115,000	65,500	109,500
Decrease in inventories	-	-	135,200	-
(Increase) decrease in prepaid and other assets	(756,200)	(34,300)	(896,000)	1,700
(Decrease) increase in accounts payable and accrued liabilities	280,300	4,400	(513,100)	(13,100)
Decrease in asset retirement obligations	(529,400)	-	(693,500)	-
Decrease (increase) in restricted cash	(22,400)	100	(23,300)	(2,000)
Total adjustments	(21,431,900)	361,600	(21,838,000)	845,800

Net cash used in operating activities	(2,132,300)	(595,300)	(4,993,000)	(1,734,100)

Cash flows from investing activities:
Purchases and development of property and equipment	(1,533,300)	(339,500)	(2,657,200)	(496,600)
Merger transaction costs	-	-	(717,500)	-
Cash received in merger	-	-	862,200	-
Purchase short term investments	(5,600)	(1,280,900)	(110,000)	(694,200)
Proceeds from sale of short term investments	309,400	-	6,780,200	-
Proceeds from sale of marketable securities	-	12,700	-	91,500
Proceeds from sale of property and equipment	21,147,700	361,300	21,147,700	363,600

Net cash provided by (used in) investing activities	19,918,200	(1,246,400)	25,305,400	(735,700)

Cash flows from financing activities:
Issuance of stock - exercise of options	-	-	578,500	221,400
Issuance costs for merger	-	-	(59,700)	-
Payments on capital lease obligations	(6,700)	-	(11,400)	-

Net cash (used in) provided by financing activities	(6,700)	-	507,400	221,400

Effect of exchange rate changes on cash	(361,500)	-	(248,600)	-
Net increase (decrease) in cash and cash equivalents	17,417,700	(1,841,700)	20,571,200	(2,248,400)
Cash and cash equivalents, beginning of period	6,670,300	3,128,100	3,516,800	3,534,800

Cash and cash equivalents, end of period	$24,088,000	$1,286,400	$24,088,000	$1,286,400

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
(Unaudited)

Supplemental disclosures of cash flow information:

	Nine months ended Sep. 30,
		Restated
	2008	2007
Interest paid	$35,000	$-
Income taxes paid	$-	$-

Supplemental disclosures on noncash financing activities:

Issued 17,114,200 shares for merger	$29,480,000	$-
Issued 604,300 shares for purchase of mineral property	$496,700	$-

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. Nature of Operations and Liquidity:

Atna Resources Ltd. is incorporated in British Columbia and the corporate office is located in Golden, Colorado. References to “Atna Resources”, “Atna”, and the “Company”, all mean Atna Resources Ltd. and all of the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires. Atna was originally organized in 1984 to explore, acquire, and develop precious metals.

The Company is involved in all phases of the mining business from exploration, development drilling, feasibility studies and permitting, construction, operation and final closure of mining properties. Atna’s exploration and development efforts in the Western United States (“US”) will emphasize precious metals. The Company has conducted a portion of its mineral exploration and development activities through joint ventures with other companies.

The Company’s primary focus following the merger is to increase the value of its four core properties of Briggs, Pinson, Reward and Columbia (formally the Seven-Up Pete gold property). The Briggs Mine located in southeastern California, has successfully increased the total mineralized material through both drilling and acquisitions. The Briggs feasibility study was updated in early 2008, which increased proven and probable gold reserves to 151,000 ounces. An updated Briggs technical study is expected to be complete in the fourth quarter of 2008. At Pinson, recent discussions with Pinson Mining Company (“PMC”), a controlled subsidiary of Barrick Gold Corporation, our joint venture partner at Pinson, indicates that Barrick intends to meet their back-in requirements by mid-2009. The Reward technical study was completed in early 2008, which established proven and probable gold reserves of 137,700 ounces. After consolidating the Columbia deposit the Company is in the process of preparing an updated technical report on the property.

The Company’s other assets include various exploration joint venture agreements, and over 900,000 acres of mineral rights in Montana that are currently being marketed for sale. At the Kendall Mine, located near Lewistown, Montana, the Company continued with reclamation and closure activities, principally relating to leach pad capping, top soil placement and water management.

In September 2008, the Company sold its royalty portfolio for US$20 million. The royalty portfolio included a significant royalty position on the Wolverine Property located in the Yukon and other royalties.

In June 2008 the Company acquired additional claims at the Columbia gold property in order to consolidate the land package containing the known body of mineralization. A historic estimate of mineralized material for Columbia, including the acquired claims, was completed by Phelps Dodge Corporation in 1991 and 1993. The historical mineralized material estimate is considered to be noncompliant with NI43-101 technical reporting standards. This estimate totaled 23.7 million tons grading 0.035 ounces of per ton gold (“opt”) and containing 837,000 ounces gold at a 0.02 opt gold cutoff grade. Approximately 28 percent of this total is attributed to the newly acquired claims. The aggregate claim acquisition cost was US$500,000 in cash and 604,308 common shares of Atna. The Seller retained a four percent net smelter return royalty on the claims purchased.

On March 18, 2008, the Company completed a merger with Canyon Resources Corporation (“Canyon”). Atna acquired the right to convert all of Canyon’s issued and outstanding shares of common stock to Atna common shares at an exchange ratio of 0.32 shares of Atna for each share of Canyon. Atna assumed the obligations of Canyon’s outstanding warrants and debentures. Canyon is now a wholly-owned US subsidiary of Atna. As a result of the merger, Atna has created a strong platform for gold production growth with the following characteristics:

•	Strong cash position to fund development and take advantage of market opportunities;
•	A solid management team with proven operating skills and a record of exploration discoveries;
•	A multi-million ounce gold company;
•	Near term gold production opportunities from the re-start of the Briggs Mine and the development of the Reward and Pinson projects;

•	The financial size and strength to allow continued growth and attract resources;
•	Focused on the politically stable Western US; and
•	Strong upside potential from the combined portfolio of gold development, exploration, and ventured properties.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company believes that its cash requirements over the next 12 months can be funded through a combination of existing cash, asset sales, debt and, if necessary, equity financing. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2. Basis of Presentation:

Consolidation Principles: The Company’s consolidated financial statements include the accounts of Atna and its significant active wholly-owned subsidiaries: Canyon Resources Corporation; Atna Resources, Inc.; CR Briggs Corporation; CR Reward Corporation; CR Kendall Corporation and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Management Estimates and Assumptions:  Certain amounts included in or affecting the Company’s consolidated financial statements and related disclosures must be estimated, requiring that certain assumptions be made with respect to values or conditions that cannot be made with certainty at the time the consolidated financial statements are prepared. Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to purchase accounting, mineral reserves that are the basis for future cash flow estimates and units-of-production amortization determination; completion of technical and feasibility studies, recoverability and timing of gold production from the heap leaching process; environmental, reclamation and closure obligations; asset impairments (including estimates of future cash flows); useful lives and residual values of intangible assets; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; and contingencies and litigation.

Short term investments are primarily bonds and bond funds that are classified as trading securities with purchases and sales reflected in the consolidated statements of cash flows as operating activities and fair value adjustments reflected in the consolidated statements of operations. Purchase and sales of marketable securities available for sale are reflected in the consolidated statements of cash flows as investing activities and fair value adjustments reflected in equity as other comprehensive income or loss.

Foreign currency translation: The Company operates primarily in the US and Canada. The functional and reporting currency of Atna is Canadian dollars. The functional currency of the Company’s US subsidiaries is the US dollar.

Transactions in the US subsidiary Atna Resources, Inc. are initially recorded in their functional currency. The Company translates this US subsidiary on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the period reported, except for amortization that is translated at the historical rates associated with the assets being amortized. Foreign exchange gains and losses from the translation of Atna Resources Inc. are recognized in the current period.

Transactions in US subsidiary Canyon are initially recorded in their functional currency. The Company translates this US subsidiary on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date, equity accounts at historic rates and income at the average rate for the period reported. Under this method, any gains or losses are recorded in other comprehensive income.

Merger with Canyon: The merger with Canyon was accounted for as a business combination under the purchase method of accounting. There were no outstanding contingencies related to the allocation of the initial purchase price. The calculation of the purchase price and the allocation of the purchase price are summarized in the following table:

Purchase price as of March 18, 2008:
Canyon common shares	$27,887,650
Estimated Atna transaction costs	1,472,325
Severance payments	142,369
Estimated fair value of options, warrants and debentures issued	1,533,818

$31,036,162
Purchase price allocation:
Cash and cash equivalents	$862,221
Accounts receivable	4,472
Metal inventories	150,362
Prepaid insurance	56,448
Other current assets	99,778
Property, plant and mine development, net	34,086,500
Restricted cash	3,653,606
Other noncurrent assets	21,846
Accounts payable	(440,750)
Short term asset retirement obligations	(995,887)
Payroll liabilities	(195,835)
Legal settlement accrual	(204,922)
Other current liabilities	(34,783)
Notes payable - long term	(819,885)
Capital leases - long term	(29,218)
Asset retirement obligations - long term	(3,142,396)
Future income taxes - long term	(2,035,395)

$31,036,162

3. Changes in Accounting Policies:

Mineral Property - Exploration Costs: Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated. The effect of this change on the restated consolidated balance sheet as of December 31, 2007, is to decrease mineral properties and increase accumulated deficit by $16.0 million. The effect of this change on the restated consolidated statements of operations for the three months and nine months ended September 30, 2007, is to increase exploration expenses and net loss by $0.4 million and $0.6 million, respectively; and the restated net loss per share increased by nil and $0.01, respectively.

4. Restricted Cash:

The following is a summary of restricted cash related to the following properties:

	September 30,	December 31,
	2008	2007
Kendall reclamation property	$2,569,100	$-
Briggs Mine	1,172,300	-
Columbia property	63,700	-
Reward Project	35,000	-
Other properties	68,200	67,100
	3,908,300	67,100

Current portion	-	-
Noncurrent portion	$3,908,300	$67,100

All of the increase in restricted cash during the period was due to the merger with Canyon.

Restricted cash related to the Kendall reclamation project consisted of (i) $2.4 million held directly by the Montana Department of Environmental Quality (“DEQ”); and (ii) $0.2 million is sequestered by court order in connection with the sale proceeds of a portion of the Kendall property.

Restricted cash related to the reclamation bonds at the Briggs Mine and nearby satellite deposits consisted of cash held in bank accounts benefiting the surety and cash on deposit with Inyo County, California.

Restricted cash related to the Columbia property consists of cash held directly by the Montana DEQ for reclamation of exploration activities.

Restricted cash related to the Reward Project consists of a cash bond held by the US Bureau of Land Management (“BLM”) for environmental reclamation regarding exploration activities.

5. Short Term Investments and Marketable Securities:

The Company has invested excess cash in short tem investments with a fair value of $0.4 million at the end of the period. Short term investments are considered to be trading securities and are comprised of short term bonds. Changes in market value are recorded in current operations and reported in operating activities in cash flows.

Marketable securities are considered to be available for sale and are marked to market each reporting period. Changes in market value are recorded in equity as other comprehensive income or loss and reported as investing activities in cash flows. As of September 30, 2008, the fair value was $0.2 million; the change in value for the three months and nine months ended was a decrease of $0.1 million and a decrease of $0.3 million, respectively, which has been recorded in equity until realized.

6. Financial Instruments:

Under CICA Section 3862 Financial Instruments – Disclosures, the Company is required to provide disclosures regarding its financial instruments. Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held for trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The carrying value of current monetary assets and liabilities approximates their fair value due to their relatively short periods to maturity. The fair value of long term restricted cash and long term notes payable approximate their carrying amounts as the terms and conditions are similar to current market conditions. All of the Company’s financial assets and liabilities are carried at their approximate fair value.

7. Property, Plant and Mine Development:

		As of September 30, 2008
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$5,544,000	$445,200	$5,098,800
Mine development	UOP (a)	5,013,800	-	5,013,800
Mineral interest	UOP	30,206,700	-	30,206,700
Asset retirement cost	UOP	206,900	-	206,900

		$40,971,400	$445,200	$40,526,200

The year-to-date increase in property, plant and mine development was due primarily to the merger with Canyon.

		As of December 31, 2007
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$1,098,500	$351,000	$747,500
Mine development	UOP (a)	-	-	-
Mineral interest	UOP	651,800	-	651,800
Asset retirement cost	UOP	-	-	-
		$1,750,300	$351,000	$1,399,300

(a) UOP is a depreciation method that calculates depreciation expense over the estimated proven and probable reserves of the related property.

A rollforward of capitalized mine development and mineral interests as of September 30, 2008 is as follows:

	Pinson (a)	Ecstall (b)	Other US (c)
Beginning balance at January 1, 2008 (restated)	$-	$301,300	$350,500

Purchase price allocation	-	-	5,710,100
Acquisition/development capitalized	-	-	4,700
Property sales			(145,300)
	-	-	5,569,500
Cost reduction	-	-	-
Write-offs	-	-	-
	-	-	-
Balance at September 30, 2008	$-	$301,300	$5,920,000

	Briggs (d)	Columbia (e)	Reward (f)	Total
Beginning balance at January 1, 2008 (restated)	$-	$-	$-	$651,800

Purchase price allocation	8,275,200	8,305,600	8,551,900	30,842,800
Acquisition/development capitalized	2,694,400	1,038,300	133,800	3,871,200
Property sales				(145,300)
	10,969,600	9,343,900	8,685,700	34,714,000

Cost reduction	-	-	-	-
Write-offs	-	-	-	-
	-	-	-	-

Balance at September 30, 2008	$10,969,600	$9,343,900	$8,685,700	$35,220,500

(a)	Pinson Property, Nevada:

The Company entered into an Exploration Agreement (“the agreement”), effective August 12, 2004, with PMC. Pursuant to the terms of the agreement, the Company completed obligations to earn a 70% interest in the Pinson Mine Property, Humboldt County, Nevada, and provided notice of its earn-in to PMC in January 2006. The Company has spent as of September 30, 2008 a total of $16.0 million on the project, which was expensed effective January 1, 2008 when the Company changed its accounting policy.

The Company’s earn-in triggered an election by PMC to back-in to the project by spending an additional US$30 million to advance exploration and development of the project over a 3-year period. PMC notified the company that it would elect to earn back into the property on April 6, 2006. Completion of qualifying expenditures by PMC, on or before April 5, 2009 would result in the formation of a 70:30 joint venture with PMC holding a 70% interest. If PMC fails to make US$30 million of qualifying expenditures within 3 years the Company may retain a 70% interest in the project and again become operator. The property is subject to net smelter return (“NSR”) royalties varying from 3.5% to 7.5% on various claim groups within the property.

(b)	Ecstall Property, British Columbia:

The Company has a 100% interest in 23 Crown Granted Mineral claims (21 claims with mining rights and two claims with surface rights), subject to a 3% (reducible to 2.5%) NSR royalty.

(c)	Other US Properties:

Clover Property, Nevada: In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims known as the Clover property, subject to a 3% NSR royalty, which can be purchased for US$1.0 million per percentage point. Terms of the agreement include cumulative total payments to the vendor of US$0.3 million (US$0.1 million paid) prior to March 11, 2010. The Clover property is subject to a finder’s fee capped at US$0.5 million of which US$35,000 has been paid.

On November 28, 2006, the Company signed an Earn-in Agreement with Meridian Gold Incorporated, now a subsidiary of Yamana Gold Inc. (“Yamana”) whereby Yamana can earn a 51% working interest in the Clover property by making a series of payments to the Company and expending US$3.3 million on exploration over a 4 year period. Yamana may elect to increase its interest to 70% by completing a prefeasibility study within 30 months of vesting its initial 51% interest in the project.

Triple Junction and Dixie Fork Properties, Nevada: The Company acquired a 100% interest, subject to a 3% NSR royalty (uncapped), in the 36 Triple Junction lode claims and the 31 Dixie Fork lode claims located in Elko county, Nevada, by initially paying US$35,000 in cash and issuing 100,000 common shares.

In an agreement originally dated September 7, 2004 and subsequently amended, the Company granted an option to Sage Gold Inc. (“Sage”) to earn up to a 70% interest in the Company’s Triple Junction/Dixie Fork gold project. Sage has informed the Company of its decision to terminate its option agreement effective November 5, 2008.

Mineral Rights, Montana: Atna acquired approximately 900,000 acres of mineral rights in the state of Montana in the Canyon merger. These mineral rights were allocated a value of $2.5 million in purchase accounting.

Adelaide and Tuscarora Properties, Nevada: Atna acquired these mineral exploration properties plus other less significant exploration and royalty properties in the Canyon merger. The properties were allocated a value of $1.0 million in purchase accounting. Refer to Note 12 (e) for more information on these properties.

Judith Gold Lands, Montana: Atna acquired approximately 1,100 acres of fee simple lands in the state of Montana in the Canyon merger. This land is valued at $1.0 million in purchase accounting.

Uranium Joint Ventures, Wyoming: Atna acquired interests in two uranium joint ventures in the Canyon merger. These mineral interests were valued at $1.0 million in purchase accounting. Canyon entered into the Converse Uranium Joint Venture (“Converse JV”) with New Horizon Uranium Corporation (“New Horizon”) in January 2006. New Horizon has committed to spend US$1.0 million over three years (to January 23, 2009) to earn their initial equity interest of 50% in the Converse JV; New Horizon may choose to spend an additional US$1.0 million over the following two years to increase its interest in the Converse JV to 70%. After spending US$2.0 million, New Horizon may also choose to complete a feasibility study in order to increase its interest in the Converse JV to 75%.

In August 2006, the Converse JV joined with High Plains Uranium (“High Plains”) to form the Sand Creek Joint Venture (“Sand Creek JV”). Sand Creek JV is owned 70% by the Converse JV and 30% by High Plains. High Plains has been acquired by Energy Metals Corporation, which is a wholly-owned subsidiary of Uranium One. The purpose of these two joint ventures is to combine property positions over a portion of the total Converse JV area. The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. Atna will not be required to provide funding until its partners have contributed between US$1.0 and US$2.8 million of expenditures in these two joint ventures.

(d)	Briggs Mine, California:

Atna acquired the Briggs Mine in the Canyon merger. Canyon acquired the Briggs Mine in 1990, which is located on the west side of the Panamint Range near Death Valley, California. CR Briggs Corporation, a wholly-owned subsidiary, has mineral rights over approximately 3,300 acres in the area of the mine. CR Briggs owns or controls 264 unpatented claims, including 18 mill site claims and 3 patented claims on BLM administered land. The Company owns or controls, through leasehold interests, 100% of the Briggs Mine. In addition to the Briggs Mine, there are four satellite deposits located approximately four miles north of Briggs. These satellite deposits are known as the Cecil R, Jackson, Mineral Hill and Suitcase deposits. The Company currently holds or leases a total of 22 unpatented claims and 3 patented claims associated with these satellite deposits. All of our mining claims are located on land prescribed for multiple use management by the BLM.

A technical report for the estimation of the open pit and underground reserves and resources at the Briggs Mine was completed in April 2008. The report supports the re-start of mining operations at the wholly-owned Briggs Mine. The Company has commenced re-start activities at the Briggs Mine to bring the mine back to production, which is projected to occur at the end of the first quarter 2009.

(e)	Columbia Property, Montana:

Atna acquired control of the Columbia gold deposit in the Canyon merger. Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Access to the property is by dirt road from a paved highway. The property consists of approximately 14 patented and 74 unpatented mining claims. The patented claims not already owned by the Company are subject to NSR royalties that range from 2.5% to 6%.

In June 2008, the Company acquired certain claims at Columbia in order to consolidate the land package containing the known body of mineralization. The aggregate acquisition cost is US$500,000 in cash and 604,308 common shares of Atna. The Seller retained a four percent net smelter return royalty on the claims purchased.

(f)	Reward Project, Nevada:

Atna acquired the Reward Project in the Canyon merger. The Company controls approximately 1,600 acres in southwestern Nye County about 5.5 miles south-southeast of Beatty, NV. There are 18 unpatented lode claims under three mining leases, which expire in 2024 and 2025, which typically carry a 3% NSR royalty. During 2006 six patent placer claims were acquired totaling 220 acres for US$75,000 and a residual 3% NSR royalty. Wholly-owned mineral rights include 116 unpatented lode mining claims, 6 unpatented placer claims, 3 millsite claims and 6 patented placer claims.

Atna completed a feasibility study at Reward during the first quarter of 2008, establishing proven and probable reserves of 137,700 ounces of gold; the project is at an advanced stage of mine permitting. Reward is designed to produce at an annual rate of about 35,000 ounces per year and has the potential to be in production by the end of 2009, subject to completion of permitting and financing. The feasibility study envisions development of a conventional open pit mining, ore crushing, and heap leach gold production operation. The study recommends development of the project.

8. Asset Retirement Obligations:

The following provides a reconciliation of the Company’s beginning and ending carrying values for its asset retirement obligations in the current period:

Balance, December 31, 2007	$379,700
Additions as result of merger with Canyon	4,323,200
Spending	(693,500)
Accretion expense	250,700
Balance, September 30, 2008	4,260,100
Current portion	1,097,000

Noncurrent portion	$3,163,100

9.  Notes Payable:

The following provides a reconciliation of the Company’s beginning and ending carrying values for its notes payable in the current period:

Balance, December 31, 2007	$-
Additions as result of merger with Canyon	856,500
Conversions / retirements	-
Balance, September 30, 2008	856,500
Current portion	-

Noncurrent portion	$856,500

The uncollateralized debentures require quarterly interest payments at the rate of 6% per year, and the holders have the right to convert principal to common shares of the Company, subject to adjustments for share splits, reverse splits, and changes of control, at any time at a conversion rate of US$4.31 per common share based on a balance of US$825,000 as of September 30, 2008. The balance is due in March 2011.

Interest expense for the year-to-date period was approximately $38,000 of which none was capitalized.

10.Outstanding Warrants:

The following is a summary of the outstanding warrants as of September 30, 2008, which were assumed as a result of the merger with Canyon:

Range of Exercise	Shares Underlying	Weighted Average	Weighted Average
Prices (USD)	Warrants Outstanding	Remaining Contractual Life	Exercise Price (USD)
$ 2.00-$3.00	3,320,979	2.0years	$2.16
$ 3.01-$4.00	-	-	-
$ 4.01-$5.00	1,552,321	0.5years	4.46

Total/average	4,873,300	1.5years	$2.89

The warrants were fair valued during purchase accounting and US$1.3 million was included in the purchase price, which was allocated to the fair value of the acquired assets and as equity.

11. Equity Transactions:

During the year-to-date period there were 850,000 shares issued related to the exercise of stock options that resulted in cash proceeds to the Company of $0.6 million.

On March 18, 2008, the Company completed the merger with Canyon. Atna has acquired all of Canyon’s issued and outstanding shares of common stock, warrants, and debentures. As a result of the merger, Atna’s issued and outstanding common shares increased by approximately 17.1 million and Canyon is now a wholly-owned US subsidiary of Atna.

12. Commitments and Contingencies:

(a)	Kendall Mine Reclamation:

The Kendall Mine is subject to permits granted by the Montana DEQ. In February 2002, the DEQ issued a decision that a comprehensive Environmental Impact Statement (“EIS”) was needed for completion of remaining reclamation at Kendall. The Montana DEQ has yet to complete its work on this EIS. The Company’s estimate to achieve mine closure could be impacted by the outcome of an agency decision following an EIS. The Company has deposited US$2.3 million in an interest bearing account with the DEQ for reclamation at the Kendall Mine.

(b)	Briggs Mine Surety Bonds:

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of US$4.4 million of which US$4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

In September 2007, the Canyon settled a complaint of default with the surety company supporting the above reclamation bonds. As of November 11, 2008, US$0.5 million remains to be funded to the collateral account. The surety’s request for monies as collateral represents a reimbursable deposit that is included in restricted cash to support required future reclamation of the Briggs Mine site and therefore no liability has been accrued for unfunded collateral.

(c)	McDonald Gold Project:

A lawsuit was filed against the State of Montana to recover value lost due to changes in the Montana mining law and the cancellation of mineral leases related to the McDonald Gold Project. On April 21, 2008, the Company’s complaint under the takings lawsuit was dismissed by the US Court of Appeals for the Ninth Circuit.

In October, 2008, the petition for writ of certiorari with US Supreme Court in the case Seven-Up Pete Venture, et al. v Brian Schweitzer, et al. was denied. Consequently, there are no further options to pursue the case and no additional actions are anticipated.

(d) Kendall Mine Lawsuits:

In October 2001, a plaintiff group including members of the Shammel, Ruckman and Harrell families filed suit in the State of Montana District Court against Canyon and its wholly-owned subsidiary, CR Kendall Corporation. The complaint alleged violation of water rights, property damage, trespass and negligence in connection with the operation of the Kendall Mine and seeks unspecified damages and punitive damages.

In August 2002, a Preliminary Injunction was issued in Montana District Court on behalf of the Kendall Mine plaintiff group in connection with Canyon’s auction of certain mineral rights and fee lands unrelated to the CR Kendall Corporation or its operation. In October 2002, the Court issued a Supplemental Order which sequestered any proceeds realized from the auction until such time as the lawsuit was concluded.

In February 2007, Canyon entered into a settlement and release agreement with eight of the twelve plaintiffs in this suit. Canyon’s share of the settlement was US$0.1 million and the Company maintains a balance of US$0.2 million recorded as a legal settlement accrual on the consolidated balance sheet as of September 30, 2008. As of September 30, 2008, US$0.2 million is held by the Court for future settlement. The Company continues to seek a settlement with the remaining plaintiffs.

(e)	Asset Exchange Agreement:

The Adelaide and Tuscarora properties were originally optioned as part of the December 2006 Asset Exchange Agreement with Newmont. Under this agreement, we are required to spend a total of US$3.0 million on both projects over five years to earn our interest in the properties. The Company has the right to sublease either property to third parties to meet its obligations under the agreement. On February 15, 2008, the Company entered an option agreement whereby Golden Predator Mines US Inc. (“Golden Predator”) a wholly-owned subsidiary of Golden Predator Mines Inc. of Vancouver British Columbia, assumed the Company’s interest and all related commitments under the Asset Exchange Agreement in the advanced stage Adelaide and Tuscarora gold exploration properties located in Humboldt and Elko Counties in Nevada. The Company received an initial payment of approximately US$0.5 million on closing of the transaction and Golden Predator has guaranteed the US$0.4 million commitment for 2008.

(f) Lease Commitments:

The Company has entered into various operating leases for office space and equipment. At September 30, 2008, future minimum lease payments extending beyond one year under noncancellable leases average approximately $9,000 per month over the following 22 months.

13. Certain Concentrations of Credit Risk:

The Company is subject to concentrations of credit risk in connection with maintaining its cash primarily in two financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation. The Company considers the institutions to be financially strong and does not consider the underlying risk to be significant. To date, these concentrations of credit risk have not had any effect on the Company’s financial position or results of operations.

The Company sold its gold and silver production predominantly to one or two customers during the past three years. Given the marketability and liquidity of the precious metals being sold and because of the large pool of qualified buyers for gold and silver, the Company believes that upon the loss of either of its customers they could be quickly replaced without any adverse affect.

Currently, the Company has no gold related derivatives and therefore is not subject to counterparty credit risk.

14. Fair Value of Financial Instruments:

The estimated fair values of the Company’s financial instruments approximate carrying values at September 30, 2008, and December 31, 2007. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents, Receivables, Short-term Investments and Restricted Cash: Carrying amounts approximate fair value based on the short-term maturity of those instruments.

Long-term Debt: Carrying values approximate fair values based on discounted cash flows using the Company’s current rate of borrowing for a similar liability.

15. Managing Capital:

The Company is not currently subject to externally imposed capital requirements. The Company currently has no net debt (debt less available cash). Past operating cash requirements were met through the use of a combination of asset sales and equity financings. As a mining company, the Company’s prime object in managing capital is to use its scarce cash resources to purchase or develop mineral resources and related cash flows utilizing the least dilutive method available to the Company. The Company closely monitors its capital structure related to the number of shares outstanding as a result of equity financings and stock based compensation to minimize the level of dilution while providing increased shareholder value.

The Company issued 17.1 million common shares as a result of the merger with Canyon. The merger greatly increased the Company’s mineral property portfolio. In the future, the Company may sell assets, issue project debt or equity to finance new mines. The Company will develop debt monitoring systems when and if debt becomes a significant source of capital.

16. Income Taxes:

The Company recorded a net future tax liability related to the merger with Canyon in the amount of $2.1 million as of September 30, 2008. There were no future tax liabilities as of December 31, 2007.

Although the Company has significant potential future tax assets in both Canada and the US in the form of operating loss carryforwards, its ability to generate future taxable income to realize the benefit of these assets will depend primarily on bringing new mines into production. As commodity prices, capital, legal, and environmental uncertainties associated with that growth requirement are considerable, the Company has applied some of its future tax assets related to the expected taxable income at the Briggs Mine and the Reward Project to the future tax liabilities that were generated as a result of the merger. The Company continues to apply a significant valuation allowance to its other future tax assets not related to the merger. Changes in the valuation allowance are primarily due to changes in operating loss carryforwards and other temporary differences. The net loss carryforwards will expire from 2008 through 2027. In addition, as a result of the merger between the Company and Canyon, in March 2008, the Company’s utilization of Canyon’s operating loss carryforwards will be substantially restricted under section 382 of the US Internal Revenue Code due to the change in ownership.

17.  Share-Based Compensation:

The Company recorded $0.4 million of compensation expense during the year-to-date period, none of which was capitalized. All of the share-based compensation expense was recorded as general and administrative costs in the consolidated statements of operations.

On April 26, 2007, the Company’s shareholders approved the Atna Resources Ltd. Stock Option Plan (the “2007 Plan”) to provide more flexibility in the compensation of key personnel. All outstanding stock options under the Amended Atna Resources Ltd. Employee Incentive Plan, which was established in 1996 and most recently amended on April 20, 2006 (the “1996 Plan”), will remain active until all the options under 1996 Plan either expire or are exercised; however, no new options may be granted under the 1996 Plan. As of September 30, 2008, there were 1.3 million and 1.7 million underlying shares outstanding under the 1996 Plan and the 2007 Plan, respectively.

The 2007 Plan is administered by the Compensation Committee of the Board of Directors consisting entirely of independent directors. The maximum number of option shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares. If any shares covered by an award are not purchased or are forfeited, the shares will again be available for future awards under the 2007 Plan. As of September 30, 2008 there was a maximum of 8.3 million and 6.6 million underlying shares issuable and available for future option issuances under the 2007 Plan, respectively. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the 2007 Plan. The Board of Directors may terminate or amend the 2007 Plan at any time and for any reason. The 2007 Plan does not have a termination date but according to TSX requirements all available and unreserved securities must be approved every three years by the directors and shareholders.

The exercise price of each stock option is based on, and may not be less than, 100% of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the closing price of its common shares on the date of the grant. The term of each stock option is fixed by the Compensation Committee and may not exceed 5 years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated by the Compensation Committee.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, current options trading in the marketplace if any, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. The forfeiture rate is assumed to be nil and adjustments to the amount expensed are made when shares are actually forfeited prior to vesting. Vesting periods have ranged from immediately to up two years. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and does not plan to in the future and therefore the expected dividend yield is nil.

The following table summarizes the weighted-average assumptions used in determining fair values during the year-to-date period ended September 30, 2008 and 2007:

	2008	2007
Expected volatility	50%	50-66%
Expected option term	2.6 years	1-3 years
Risk-free interest rate	3.0%	2.6%
Forfeiture rate	-	-

Stock Options

The following table summarizes the stock option activity during the year-to-date period ended September 30, 2008 and 2007:

	2008		2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price
Outstanding - beginning of the year	2,437,300	$1.31	2,140,000	$1.11
Grants	1,782,640	1.32	963,800	1.36
Exercises	(850,000)	0.68	(500,000)	0.44
Forfeitures	(341,400)	1.59	(45,750)	1.36

Outstanding - end of the period	3,028,540	$1.46	2,558,050	$1.33

Exercisable - end of the period	2,212,220	$1.51	2,121,900	$1.32

The following table summarizes the stock options outstanding and exercisable at September 30, 2008:

Exercise Price		Options Outstanding			Options Exercisable
			Weighted			Weighted
			Average	Weighted		Average	Weighted
			Remaining	Average		Remaining	Average
			Contractual	Exercise		Contractual	Exercise
Low	High	Quantity	Life	Price	Quantity	Life	Price
$0.45	$0.82	50,000	4.9	$0.55	25,000	4.9	$0.55
$0.83	$1.32	857,640	3.4	$1.32	441,320	3.3	$1.32
$1.33	$1.36	1,550,900	1.8	$1.36	1,175,900	1.6	$1.36
$1.37	$2.01	570,000	0.3	$2.01	570,000	0.3	$2.01

$0.45	$2.01	3,028,540	2.0	$1.46	2,212,220	1.7	$1.51

The aggregate intrinsic values of the outstanding and exercisable options as of September 30, 2008 were both nil, based on a $0.45 market price per share. The weighted-average grant-date fair value of stock options granted during the year-to-date period ended September 30, 2008 and 2007 were $0.45 and $0.63 per option or total fair value of $0.8 million and $0.6 million, respectively. As of September 30, 2008, there was $0.1 million of total unrecognized compensation cost.

18. Earnings per Share:

The Company computes earnings per share (“EPS”) by applying the provisions of CICA Handbook Section 3500, Earnings per Share. Because the Company reported net losses for year 2007 periods presented, inclusion of common share equivalents would have an antidilutive effect on per share amounts. Accordingly, the Company’s basic and diluted EPS computations are the same for year 2007 periods presented. Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in the year-to-date period ended September 30, 2007 that were not included in the computation of diluted EPS because the effect would be antidilutive were 2.7 million. Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in the quarter-to-date period ended September 30, 2007 that were not included in the computation of diluted EPS because the effect would be antidilutive were 2.6 million.

19. Reconciliation to US Generally Accepted Accounting Standards:

Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated. As a result of this change in accounting policy there is currently no material differences between Canadian and US generally accepted accounting standards in the Company’s restated consolidated financial statements as reported in this interim report.

20. Recently Issued Financial Accounting Standards:

This note describes any recently issued accounting standard relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 3064 - Goodwill and Intangibles - In January 2008, the CICA issued Section 3064. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill, subsequent to the initial recognition, and intangible assets by profit-oriented enterprises. This section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Earlier adoption is encouraged. The Company does not believe this new standard will have an affect on its financial position, results of operations or cash flows.

Section 3031 – Inventories – In June 2007, the CICA issued Section 3031 replacing Section 3030. The section provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the standard cost method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1535 - Capital Disclosures - In February 2007, the CICA issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company has implemented the new disclosures in footnote number 15.

Section 3862 - Financial Instruments - In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” These sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation.” Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company has implemented this requirement in its consolidated financial statements and footnotes.

International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

US Standards

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”(“SFAS 159”). This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company adopted SFAS No. 159 on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

In September 2006, FASB issued Statement No. 157, “Fair Value Measurements”(SFAS 157”). This standard provides guidance for using fair value to measure assets and liabilities. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company adopted SFAS 157 on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under SFAS 141R, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. SFAS 141R also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. SFAS 141R is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 141R to the reconciliation to US GAAP beginning on January 1, 2010.

In December 2007, the FASB issued Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires all entities to report non-controlling interests in subsidiaries as a separate component of equity in the consolidated financial statements. SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. SFAS 160 is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 160 to the reconciliation to US GAAP beginning on January 1, 2010.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. SFAS 161 also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The Company will evaluate the impact of SFAS 161 to the reconciliation to US GAAP beginning on January 1, 2010.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect a significant impact on the reconciliation to US GAAP due to SFAS 162.

In June 2008, the FASB ratified EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” EITF 07-5 provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It is effective the fist fiscal year beginning after December 15, 2008, including interim periods within those fiscal years. The Company will adopt EITF 07-5 on January 1, 2009 and expects a significant impact on its US GAAP reconciliation.

In October 2008, the FASB issued FSP FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. FSP FAS 157-3 clarifies the application of FASB Statement No. 157 “Fair Value Measurements”. FAS FSP 157-3 is effective as of the issuance date. The Company does not expect a significant impact on the reconciliation to US GAAP due to FSP FAS 157-3.

21. Subsequent events:

On October 3, 2008, the Company funded US$250,000 in the surety collateral account. The next collateral payment of $250,000 is due December 2009.